Certificate of Merger

of

INTELLICELL ACQUISITION CORP.
(a New York corporation)

With and into

INTELLICELL BIOSCIENCES, INC.
(a New York corporation)

Under Section 904 of the Business Corporation Law

It is hereby certified, upon behalf of each of the constituent corporations herein named, as follows:

FIRST: The name of each constituent corporation is as follows:

NAME	STATE OF INCORPORATION
Intellicell Acquisition Corp.	New York
Intellicell Biosciences, Inc.	New York

SECOND: The name of the constituent corporation, which is to be the surviving corporation, is Intellicell Biosciences, Inc., which will continue its existence as said surviving corporation under the name Intellicell Biosciences, Inc.

THIRD: As to each constituent corporation, the designation and number of outstanding shares of each class and series and the voting rights thereof are as follows:

Name of Corporation	Designation and number of shares in each class or series outstanding	Class or series of shares entitled to vote	Class or series entitled to vote as a class
Intellicell Acquisition Corp.	Common Stock, 100 shares Authorized and 1 share Outstanding	Common Stock	Common Stock
Intellicell Biosciences, Inc.	Common Stock, 50,000,000 shares Authorized and 18,436,250 share outstanding	Common Stock	Common Stock

FOURTH: The date when the certificate of incorporation of each constituent corporation was filed by the Department of State is as follows:

NAME OF CORPORATION	DATE OF INCORPORATION
Intellicell Biosciences, Inc.	August 13, 2010
Intellicell Acquisition Corp.	June 3, 2011

Intellicell Biosciences, Inc. was incorporated in the State of New York under the name "Regen Biosciences, Inc."

FIFTH: The Board of Directors of each of the constituent corporations has duly adopted an agreement and plan of merger setting forth the terms and conditions of the merger of said corporations. The merger herein was authorized in respect of Intellicell Acquisition Corp. by the written consent of holders of outstanding shares of the corporation entitled to vote on the agreement and plan of merger, having not less than the minimum requisite proportion of votes, which has been given in accordance with section 615 of the Business Corporation Law of the State of New York. . Written notice has been given as and to the extent required by the said section 615. The merger herein certified was authorized in respect of Intellicell Biosciences, Inc. by the vote of holders of outstanding shares of the corporation entitled to vote on the agreement and plan of merger under the certificate of incorporation, having not less than the minimum requisite proportion of votes and by the class vote of the holders of outstanding shares having not less than the minimum requisite proportion of votes of each class which are denied voting power under the certificate of incorporation but which are entitled to vote by class under paragraph (a)(2) of section 903 of the Business Corporation Law of the State of New York.

SIXTH: That the merger is to become effective upon filing of this Certificate of Merger with the Secretary of State of the State of New York.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 3rd day of June 2011.

INTELLICELL ACQUISITION CORP.

By:

Name: Joseph R. Cellura
Title: Chief Executive Officer

INTELLICELL BIOSCIENCES, INC.

By:_____

Name: Steven Victor MD
Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 3rd day of June 2011.

INTELLICELL ACQUISITION CORP.

By:_____
Name: Joseph R. Cellura
Title: Chief Executive Officer

INTELLICELL BIOSCIENCES, INC.

By:
Name: Steven Victor MD
Title: Chief Executive Officer

NCR-26

1106030004 66

Certificate of Merger

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUN 03 2011
TAX $
BY:

NY

of

INTELLICELL ACQUISITION CORP.
(a New York corporation)

With and into

INTELLICELL BIOSCIENCES, INC.
(a New York corporation)

Under Section 904 of the Business Corporation Law

2011 JUN -3 PM 1:49

FILED

Sichenzia Ross Friedman Ference LLP

61 Broadway

32nd Floor

New York, NY 10006

Drawdown

110603000 727